Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

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	:	INDEX NO. 653594/2018
:
IN RE RENREN, INC.	:	FINAL ORDER AND JUDGMENT
DERIVATIVE LITIGATION	:
	:	HON. ANDREW BORROK, J.S.C.
	:	IAS PART 53
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WHEREAS, a consolidated shareholder derivative action is pending in this Court entitled In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (the Action);

WHEREAS, (a) plaintiffs Heng Ren Silk Road Investments LLC (Heng Ren), Oasis Investments II Master Fund Ltd. (Oasis), and Jodi Arama (Arama) (collectively, Plaintiffs), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc (Renren) and (b) defendants Joseph Chen (Chen); David K. Chao (Chao), DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the DCM Defendants); Duff & Phelps, LLC (Duff & Phelps); Oak Pacific Investment (OPI); Social Finance, Inc. (SoFi); SoftBank Group Capital Limited (SoftBank GCL), SoftBank Group Corp. (SoftBank Group), and SB Pan Pacific Corporation (SoftBank PPC; Softbank, together with SoftBank GCL and SoftBank Group, hereinafter, collectively, the SoftBank Defendants); Renren SF Holdings, Inc. (Renren SF); and Renren Lianhe Holdings (Renren Lianhe) (collectively, the Defendants, which term does not include Renren) (each Plaintiff and each Defendant, as well as Renren, is a Party, and Plaintiffs, Renren, and Defendants are referred to collectively as the Parties), as well as Renren itself, have entered into a Stipulation of Settlement dated October 7, 2021 (the Stipulation), and an Amendment dated May 27, 2022 (the Amendment), that together provide for a complete dismissal with prejudice of the claims asserted against the Defendants in the Action on the terms and conditions set forth in the Stipulation as amended by the Amendment, subject to the approval of this Court;

WHEREAS, among other things, paragraph 16 of the Stipulation provides for a release of the defendants upon payment of the settlement proceeds;

WHEREAS, following the parties' execution and submission to the Court of the Stipulation, by Order dated October 18, 2021 (the Scheduling Order), this Court, among other things, (a) ordered that notice of the proposed settlement be provided to Renren Shareholders; (b) provided Renren Shareholders with the opportunity to object to the proposed settlement; and (c) scheduled a hearing regarding final approval of the settlement;

WHEREAS, Plaintiff's counsel sent out a notice of the proposed settlement and a copy of the Stipulation which provided for a release of the defendants upon payment of the settlement;

WHEREAS, the Court conducted a hearing on December 9, 2021 to consider, among other things, whether the proposed settlement on the terms and conditions provided for in the Stipulation was fair, reasonable and adequate to Plaintiffs, Renren, and Renren's Shareholders, and should be approved by the Court;

WHEREAS, in advance of the December 9, 2021 hearing, the Court received correspondences from a number of people (the Objectors) objecting to the proposed settlement because, among other things, (i) the requested legal fees of $100 million were excessive and allocated too much of the settlement proceeds to plaintiff's counsel and that as such the settlement was fundamentally unfair, (ii) the settlement provided for a redistribution of unclaimed settlement proceeds to the plaintiffs and a reversion of unclaimed settlement proceeds to Renren prior to expiration of the statutory period where a legitimate claimant could come forward as to their allocable share of the settlement proceeds and that as such the settlement offered the alleged wrongdoers a discount (i.e., the settlement was for less than $300 million) and that as such it was fundamentally unfair and (iii) the plaintiffs lacked standing and that the settlement which was structured as a direct payment settlement excluded or otherwise inadequately compensated certain relevant shareholders;

WHEREAS, the Court offered to adjourn the settlement hearing so that these objections could be properly explored, the record developed further and so that the parties could negotiate with the Objectors to see if they could be satisfied and whether agreement could be reached;

WHEREAS, the Plaintiffs did not want the motion adjourned for such purpose and instead requested that the Court deny the motion and reject the settlement;

WHEREAS, the Court denied the motion and rejected the settlement (NYSCEF Doc. Nos. 846, 851, and 852);

WHEREAS, following the Court's denial of Plaintiffs' motion seeking approval of the settlement, the Plaintiffs engaged a mediator and worked to attempt to negotiate a resolution with the Objectors;

WHEREAS, pursuant to certain intervention motions (Mtn. Seq. Nos. 24 and 25) filed by certain of the Objectors, the Court held that standing requires satisfaction of the dual requirement of contemporaneous and continuous ownership (NYSCEF Doc. No. 983) and set the record date for establishing contemporaneous ownership as of June 21, 2018 because that is the day that the alleged harm became fixed and final to Renren;

WHEREAS, it is now clear on the record before the Court that (i) certain Objectors wrongly argue that the record date should be set as of April 29, 2018 (i.e., the day before the transaction was announced when they subsequently decided to sell their shares), (ii) other Objectors wrongly argue that they are entitled to proceeds not based on their current ownership but based on their ownership at the time of the transaction (i.e., conflating standing with the right to proceeds because the harm was to Renren and, as such, it is beyond question that the entire Settlement could have been structured to be returned to Renren directly in an appropriate amount), and (iii) that the Objectors objection as to the second distribution and the reversion is legitimate solely to the extent that any such second distribution or reversion occurs prior to the statutory period where a claimant could come forward (i.e., after that time period the proceeds would belong to Renren and they could agree to allocate them as they see fit);

WHEREAS, at the December 9, 2021 hearing, the Court indicated that the $100 million legal fees requested were excessive and that somewhere between 12-15% or $36 million to $45 million was more in scale with the case and the work done on the case;

WHEREAS, considerable additional work has been done by the Plaintiffs' counsel in this case since the December 9, 2021 hearing and that as such reasonable additional compensation is appropriate;

WHEREAS, this Court indicated that a fee of $50 million would not make the settlement unfair;

WHEREAS, Plaintiffs' counsel asked the Court to reconsider its award of legal fees and both take into account the work done to date and the work to be done on any appeal and the potential amendment to the Settlement being discussed with the Objectors and the defendants;

WHEREAS, the Court did consider Plaintiffs' counsel's request and determined that a maximum fee of $52.5 million or 17.5% of the $300 million settlement taking into account the additional work performed, the then discussed potential amendment to the settlement and any potential appeals would be appropriate;

WHEREAS, on April 15, 2022, Plaintiffs filed a motion to renew and/or reargue, again seeking approval of the settlement set forth in the Stipulation;

WHEREAS, on May 13, 2022, Plaintiffs' counsel filed a revised application (Mtn. Seq. No. 28) for an award of counsel fees and expenses and again asked the Court (for a third time) to reconsider its award of legal fees and asked that the Court award 22.5% or $67,500,000 — i.e., another $15 million in legal fees beyond what the Court stated was the maximum amount of fees which would not make the settlement unfair to the allegedly injured shareholders;

WHEREAS, the Court has received a number of objections to Plaintiffs' counsel's higher fee request above the $52,500,000 that the Court indicated was the upper limit as to what would make the settlement fair and reasonable;

WHEREAS, at the request of Plaintiffs' counsel, this Court has again considered the Plaintiff counsel's request for additional money and remains of the view that the maximum fee that Plaintiffs counsel is entitled to is $52.5 million and that any further award would be an inappropriate allocation of the settlement proceeds from those that were allegedly injured (and as such Mtn. Seq. No. 28 must be denied to the extent that it seeks legal fees for Plaintiffs' counsel in excess of $52.5 million);

WHEREAS, on May 27, 2022, Plaintiffs and Defendants, after additional negotiations, reached an agreement on certain modifications to the Stipulation, which modifications are set forth in the Amendment;

WHEREAS, the Amendment addresses certain of the concerns discussed at the December 9, 2021 hearing which required changes to the initially proposed settlement agreement and Stipulation including the timing of any reversions to Renren;

WHEREAS, on May 27, 2022, the Amendment was filed in the public docket with the Court;

WHEREAS, on May 27, 2022, the Amendment was published on the settlement website, maintained by Plaintiffs, renrensettlement.com;

WHEREAS, counsel for certain of shareholders coalitions (the Shareholder Coalition Counsel) has made a separate legal fee request in the amount based on their substantial work done from the December 9, 2021 Settlement Hearing (Mtn, Seq. No. 29) to day, including attending court conferences, motions, and settlement negotiations to try to address some of the Objectors concerns and to reach additional agreement with the Objectors and an additional buffer amount in respect of potential future motion practice;

WHEREAS, Plaintiffs' counsel fully supports Shareholder Coalition Counsel's fee application and corroborates the basis upon which such award should be granted;

WHEREAS, the Shareholder Coalition Counsel indicates that their fee request of $277,348.56 is based on their standard hourly rate and the hours worked and also requests an additional $13,500 for potential future motion practice;

WHEREAS, the Court has considered the Shareholder Coalition Counsel's request and determined that it is fair and reasonable under the circumstances and that they should be awarded such $277,348.56 (and as such Mtn. Seq. No. 29 is granted to that extent);

WHEREAS, such Shareholder Coalition Counsel's request should not part of Plaintiff's Counsel's fee award and should be deducted separately from the settlement proceeds;

WHEREAS, the Court also received a request for award of legal fees from counsel to CRCM in the amount of $96,486.97 which amount CRCM advanced to Plaintiffs' counsel in financing this lawsuit;

WHEREAS, CRCM was one of the Objectors who objected to the settlement;

WHEREAS, CRCM's objected to the settlement arguing that settlement proceeds should be allocated in proportion to the amount of the holdings that they held years ago and not based on their current ownership in Renren, notwithstanding that CRCM voluntarily disposed of the lion's share of their holdings years ago;

WHEREAS, as indicated above, this Court rejected CRCRM's theory predicated on conflating entitlement to settlement proceeds with standing as wholly without merit because as discussed many times the entire settlement could have been structured in an appropriate amount of money to Renren;

WHEREAS, CRCM has also objected to the settlement on the basis that it provides direct payments to shareholders as opposed to payments directly to Renren and wrongly argue that settlements can not be structured as direct payments to shareholders relying primarily on (i) the affidavit of Colin Douglas McKie Q.C. (NYSCEF Doc. No. 178) and (ii) Glenn v Hoteltron Sys., 74 NY2d 386 (1989);

WHEREAS, Mr. McKie was asked to opine as to the question as to whether under Cayman law, where a derivative claim proceeds to judgment whether a court could direct the judgment proceeds to be paid on a direct basis to the shareholders (NYSCEF Doc. No. 178, ¶ 4) and Mr. McKie opined that "following successful adjudication of a matter", under Cayman Island law, the proceeds of the claim belong to the company itself and must be paid to the company, not to any particular shareholders (id., ¶ 38);

WHEREAS, Mr. McKie was not asked and did not opine to, whether a settlement could be structured under Cayman law as to provide for direct payments to the allegedly injured shareholders;

WHEREAS, in Glenn v Hoteltron Sys., the Court held that following a successful adjudication at trial there was no reason in that case to deviate from the general rule that derivative recoveries should be awarded to the company itself while noting that there may be circumstances where it would be appropriate following trial to conclude otherwise;

WHEREAS, a settlement involving direct payment to the allegedly injured shareholders does not violate the principle articled by Mr. McKie or the Glenn Court and no one disputes an award following trial would otherwise be returned to Renren — albeit in a different amount that the amount of the settlement;

WHEREAS, counsel to CRCM has now requested that the Court also award CRCM its legal fees or monies advanced to Plaintiff's counsel in pursuing this lawsuit (cross motion to Motion Seq. No. 28) and Plaintiffs' counsel indicates that the money CRCM seeks was also understood to be part of a non-refundable fee paid to Plaintiffs' counsel;

WHEREAS, CRCM's counsel is not entitled to an order from this Court awarding it legal fees pursuant to this litigation based on its unfound assertion that it added substantial value or an order directing Plaintiffs' counsel to reimburse CRCM for monies paid to Plaintiffs' counsel because the record is simply not properly developed as to the relationship between Plaintiffs' counsel and any person who may have financed this litigation and as such the cross-motion to Motion Seq. No. 28 must be denied);

WHEREAS, for the avoidance of doubt, should CRCM or any other person be entitled to reimbursement from Plaintiffs' counsel, they may seek reimbursement from Plaintiff's counsel directly and if unsatisfied and appropriate depending on their agreement with Plaintiffs' counsel seek appropriate redress in a plenary action;

WHEREAS, on June 9, 2022, the Court conducted a second settlement hearing (the Settlement Hearing) to consider, among other things, (a) whether the proposed settlement on the terms and conditions provided for in the Stipulation, as amended by the Amendment (the Settlement), is fair, reasonable and adequate to Plaintiffs, Renren, and Renren's Shareholders, and should be approved by the Court; (b) whether all Released Claims should be dismissed with prejudice; (c) whether a judgment should be entered dismissing the Action with prejudice against the Defendants; (d) whether the application by Plaintiffs' Counsel for an award of attorneys' fees and reimbursement of litigation expenses should be approved and in what amount; and (e) whether to approve any Requested Renren Shareholder Release;

WHEREAS, now based on the fully developed record before the Court, based on the Amendment and upon reconsideration, the Court has determined that the Plaintiffs' motion for approval of the Stipulation as amended by the Amendment should be granted and the settlement should be approved; and

WHEREAS, it appearing that due notice of the Settlement Hearing has been given; the Parties having appeared by their respective attorneys of record; the Court having heard and considered evidence in support of the proposed Settlement, the Requested Renren Shareholder Release and Plaintiffs' counsel's request for an award of attorneys' fees and reimbursement of litigation expenses; the attorneys for the respective Parties having been heard; an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order; the Court having determined that notice to Renren Shareholders was adequate and sufficient; and the entire matter of the proposed Settlement having been heard and considered by the Court;

WHEREAS, the defendants in this action have moved (Mtn. Seq. No. 30) to have the court deem the release obtained from Plaintiffs in this action deemed to have been given by any shareholder who accepts payment as a matter of fundamental fairness (i.e., when the shareholders are paid for their injury the defendants should be released) as such release is common in settlements generally and was negotiated with Plaintiffs' counsel here as to their clients;

WHEREAS, CRCM has objected to the court granting this motion arguing that this was not negotiated for in the stipulation of settlement and because no notice was provided to the shareholders of such deemed release;

WHEREAS, CRCM's objection is without merit as the Court has considered the terms of the Stipulation as amended by the Amendment and determined that the terms of the settlement as amended by the Amendment are fair and reasonable, paragraph 16 of the Stipulation which was noticed to the shareholders contemplated a release of the defendants, and a deemed release of those shareholders who accept payment is fair and reasonable and as such the defendant's motion is granted (Mtn. Seq. No. 30);

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this 9th day of June, 2022, as follows:

1.                   Definitions: Unless otherwise defined in this Judgment, the capitalized terms used herein shall have the same meaning as they have in the Stipulation, as amended by the Amendment.

2.                   Jurisdiction: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement.

3.                   Incorporation of Settlement Documents: This Judgment incorporates, and makes a part hereof, the Stipulation filed with the Court on October 7, 2021, as amended by the Amendment, filed with the Court on May 27, 2022.

4.                   Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs' Counsel: Based on the record in the Action, each of the provisions of New York Business Corporation Law § 626 has been satisfied and the Action has been properly maintained according to New York Business Corporation Law § 626. Plaintiffs and Plaintiffs' Counsel have adequately represented the interests of Renren and its shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5.                   Notice: The Court finds that the mailing and publication of the Notice, as well as the filing and posting of the Amendment, and the filing of Defendants' second motion for approval of the Requested Renren Shareholder Release: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Renren Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiffs' Counsel's application for an award of attorneys' fees and reimbursement of litigation expenses; (iv) their right to object to the Settlement and/or Plaintiffs' Counsel's application for attorneys' fees and litigation expenses; (v) the possibility of any Requested Renren Shareholder Release and their right to object thereto; and (vi) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules.

6.                   Record Shareholders: Pursuant to the Notice, which was mailed on October 26, 2021, each Renren Shareholder owning Class A common shares and listed on the Register ("Record Shareholder(s)") as of the Stipulation Date was provided notice of the number of shares recorded with the Register as of the Stipulation Date and was provided with thirty (30) days to dispute the accuracy of the Register. As of May 24, 2022, no disputes were filed and no disputes are presently pending.

7.                   Settlement Account: The Court finds that Defendants have satisfied their initial financial obligations under the Stipulation due to OPI Payors and Duff & Phelps paying or causing to be paid $300,000,000 on behalf of the Defendants and all Defendant Releasees to the Settlement Account. The OPI Payors have also paid or shall pay any required True Up to the Settlement Account, pursuant to the Stipulation, as amended by the Amendment. To the extent any open Record Shareholder disputes exist as referenced in paragraph 6 herein, the OPI Payors will be bound to make further True Up payments as necessary once any such disputes are resolved.

8.                   Final Settlement Approval and Dismissal of Claims: Pursuant to, and in accordance with, New York Business Corporation Law § 626, this Court hereby fully and finally approves the Settlement set forth in the Stipulation, as amended by the Amendment, in all respects (including, without limitation: the Settlement Amount and True Up, as applicable; the Releases, including the release of the Released Plaintiffs' Claims as against the Defendant Releasees; the Corporate Governance Changes; and the dismissal with prejudice of the claims asserted against the settling Defendants in the Action), and finds that the Settlement is, in all respects, fair, reasonable and adequate to Plaintiffs, Renren, and Renren's Shareholders. The Parties are directed to implement, perform, and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation, as amended by the Amendment.

9.                   The Action and all of the claims asserted against the Defendants in the Action by Plaintiffs and Renren are hereby dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation, as amended by the Amendment.

10.              The Stipulation and Order Regarding the Order of Attachment, entered by the Court on July 7, 2021, shall be terminated and be of no further force or effect upon the entry of this Judgment, and any funds being held in escrow pursuant to that Order shall be returned to OPI immediately following such entry. For the avoidance of doubt, the Order will be terminated and have no further effect, regardless of whether any appeals of this Judgment are taken and regardless of whether the Settlement becomes Final.

11.               Binding Effect: The terms of the Stipulation, as amended by the Amendment, and of this Judgment shall be forever binding on the Defendants, Renren, and Plaintiffs, as well as their respective successors and assigns.

12.               Releases: The Releases set forth in paragraph 16 of the Stipulation, together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date. Accordingly, this Court orders that:

(a)       Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date, (i) Renren and Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees and D&O Releasees from any and all of the Released Plaintiffs' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Defendant Releasees and D&O Releasee, (ii) Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Renren Releasees from any and all of the Released Plaintiffs' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the Renren Releasees, and (iii) Renren by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Renren Releasees from any and all of the Released Plaintiffs' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs' Claims against any of the other Renren Releasees.

(b)       Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, the Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiffs, Plaintiffs' Counsel, and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, from any and all of the Released Defendants' Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants' Claims against any of the Plaintiffs, Plaintiffs' Counsel and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants.

(c)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, Duff & Phelps, on behalf of itself, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Defendants, the Defendant Releasees, and Renren Releasees, from any and all claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims for indemnification relating to the Action or any claims relating to the Parties' entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against the other Defendants any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Duff & Phelps may have (a) for indemnification, advancement, contribution or other relief under its engagement letter with Renren in respect of any unasserted shareholder claims not released pursuant to paragraph 16.a. of the Stipulation, or (b) pursuant to the Stipulation.

(d)               Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, each of the Defendants (other than Duff & Phelps) and Renren, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this. Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge Duff & Phelps, and its current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers for any claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims relating to the Parties' entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against Duff & Phelps any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants other than Duff & Phelps and Renren may have pursuant to the Stipulation, as amended by the Amendment.

13.              Notwithstanding paragraphs 9 and 12 above, nothing in this Judgment shall bar any action by any of the Parties to enforce or effectuate the terms of the Stipulation, as amended by the Amendment, or this Judgment.

14.              Requested Renren Shareholder Release: As noted above, Defendants have filed a second motion requesting that the Court consider the Requested Renren Shareholder Release. Upon consideration of the motion of Defendants for the Requested Renren Shareholder Release, any objections thereto, and the arguments of counsel presented at the Settlement Hearing, the Court grants Defendants' motion, and, accordingly, in consideration of the Stipulation as amended by the Amendment, the Renren Shareholders are deemed to have granted to the Defendant Releasees and other Renren Releasees the Requested Renren Shareholder Release, that is, the same release of the Released Plaintiffs' Claims as against the Defendant Releasees and other Renren Releasees that the Plaintiffs are giving pursuant to the Stipulation, as amended by the Amendment, and this Final Order and Judgment. The Court's approval or denial of the Requested Renren Shareholder Release is not a condition to this Judgment or the Stipulation or grounds for terminating the Stipulation, which is binding regardless of whether the Court has or has not approved Defendants' motion.

15.              Settlement Account Distributions: The Administrator is authorized to distribute the Net Settlement Amount to Renren Shareholders other than Defendants and the D&O Releasees in accordance with the terms of the Stipulation, as amended by the Amendment, following the Record Date, as provided for in the Stipulation, as amended by the Amendment, and herein.

16.              The Administrator will transfer the portion of the Settlement Amount payable to Renren Shareholders who are Renren ADS holders as of the Record Date to CitiBank, or to the DTCC for further disbursement in accordance with Renren's existing Deposit Agreement as soon as practicable after the Record Date. The Administrator will send all Record Shareholders as of the Record Date his, her or its pro-rata share of the Net Settlement Amount in accordance with the terms of Stipulation as soon as reasonably practical following the Record Date. However, no payment of less than $5 will be made to Renren Shareholders. Payments to Renren Shareholders will be distributed by check or wire payment.

17.              If, following the distribution of the Net Settlement Amount pursuant to this Stipulation, as amended by the Amendment, any Net Settlement Amount funds remain (whether by reason of the inability to locate shareholders, uncashed checks, or otherwise), the Administrator shall make reasonable and diligent efforts to locate and provide appropriate pro rata recoveries to Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount. Thereafter, the Administrator shall retain in the Settlement Account any remaining funds for a period of ten (10) years unless otherwise directed by the Court to release funds sooner. Upon the expiration of the ten (10) year period or further order from the Court, the Administrator shall disburse, in an equitable and economic manner (except that supplemental distributions that result in payments less that $5 will not be paid) any funds then remaining in the Settlement Account to Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount. Any portion of the Net Settlement Amount still not, by that point, distributed or redistributed to Renren Shareholders shall be paid to Renren.

18.              This Final Order and Judgment shall be deemed final and conclusive against all Renren Shareholders as it relates to payments made pursuant to this Final Order and Judgment. No Renren Shareholder will have any claim against Plaintiffs, Plaintiffs' Counsel, Defendants, the Released Parties, the Administrator, or any of their counsel, based on the distributions made substantially in accordance with this Final Order and Judgment.

19.              The Administrator estimates that the administrative fees and expenses will be approximately $166,500. These estimated fees and expenses will be withheld from the initial distribution of the Net Settlement Amount, and shall be paid to the Administrator from the Settlement Account when such fees and expenses are incurred.

20.              Any additional incurred administrative fees and expenses in aggregate amount not to exceed $25,000 shall be paid from the Settlement Account to the Administrator upon approval by Plaintiffs' Counsel. Any additional incurred administrative fees and expenses in aggregate equal to or greater than $25,001 shall be paid from the Settlement Account to the Administrator only upon Court approval.

21.              The Administrator is authorized to destroy paper copies of all supporting documentation one year after all funds in the Settlement Account have been distributed.

22.              No Defendant will have any responsibility or liability for the administration of this Settlement, or the allocation or distribution of the Settlement Account.

23.              No Admissions: Neither this Judgment, the Stipulation, including the exhibits thereto, its Amendment, nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, defenses, other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the Net Settlement Amount. The existence of this Judgment or of the Stipulation or the Amendment, their contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, the Stipulation, as amended by the Amendment, or this Judgment may be introduced in any proceeding, whether in the Court or otherwise, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or otherwise to consummate or enforce the Settlement and/or Judgment.

24.       Award of Attorneys' Fees and Expenses: Plaintiffs' Counsel are hereby awarded attorneys' fees in the amount of 17.5% of the Settlement Amount and expenses in the amount of $52,500,000 and Shareholder Coalition Counsel are hereby awarded $275,000, both of which fees and expenses shall be paid from the Settlement Account and which sums the Court finds to be fair and reasonable. The Court-awarded attorneys' fees and expenses shall be paid to Plaintiffs' Counsel and Shareholder Coalition Counsel in accordance with the terms of the Stipulation, as amended by the Amendment.

25.              No proceedings or court order with respect to the award of attorneys' fees and expenses to Plaintiffs' Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

26.              Retention of Jurisdiction: Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

27.              Modification of the Stipulation: Without further approval from the Court, Plaintiffs and the Defendants are hereby authorized to agree to, and adopt such further amendments or modifications of the Stipulation, as amended by the Amendment, or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, Renren or Renren Shareholders in connection with the Settlement. Without further order of the Court, Plaintiffs and the Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

28.              Termination of Settlement: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, as amended by the Amendment, and this Judgment shall be without prejudice to the rights of Plaintiffs, all other Renren Shareholders, Renren, and the Defendants, and the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

29.              Entry of Final Judgment: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Clerk of the Supreme Court of the State of New York, County of New York, is expressly directed to immediately enter this final judgment in the Action.

/s/ Andrew Borrok
Hon. Andrew Borrok, J.S.C.